Mantyla McReynolds LLC
   The CPA. Never Underestimate The Value.K

June 17, 2005

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC

Dear Sir/Madam:

We have read the statements included in the Form 8-K dated June 17, 2005, of Thunderball Entertainment, Inc., fka Philadelphia Mortgage Corp., to be filed with the Securities and Exchange Commission and are in agreement with the statements contained in Item 4.01 insofar as they relate to our dismissal and our audit for the year ended January 31, 2005, and our reviews of interim financial statements. We are not in a position to agree or disagree with the statements in Item 4 regarding the engagement another CPA or the approval of such engagement by the Board of Directors or Audit Committee.

Very truly yours,

Mantyla McReynolds

5872 South 900 East, Suite 250•Salt Lake City, Utah 84121•(801) 269-1818•Fax (801) 266-3481